Exhibit 99.4

Supernova Partners Acquisition Company II, Ltd.

Rigetti and Supernova Partners Acquisition Company II, Ltd. Roadshow Highlights

October 6, 2021

Supernova Partners Acquisition Company II, Ltd. – Roadshow Highlights, October 6, 2021

Participants

Michael Clifton, Chief Financial Officer, Supernova Partners Acquisition Company II

Chad Rigetti, Founder and Chief Executive Officer, Rigetti Computing

Taryn Naidu, Chief Operating Officer, Rigetti Computing

Presentation

Polly Pearson, Sharon Merrill Associates

Thank you. Hello and welcome to the conference call discussing the announcement that Rigetti Computing, a pioneer in full-stack quantum computing, has entered into a definitive merger agreement with Supernova Partners Acquisition Company II, Ltd., a publicly traded special purpose acquisition company. When the transaction closes, the publicly traded company will be named Rigetti Computing, Inc. and its common stock is expected to be listed on the NYSE under the ticker “RGTI.”

Please note that this presentation, as well as the Form 8-K that includes definitive documentation with respect to the proposed business combination can be found at the website of the U.S. Securities and Exchange Commission at www.sec.gov.

The discussion today may contain forward-looking statements including, but not limited to, with regard to Rigetti Holdings, Inc.’s (referred to as “Rigetti”) and Supernova Partners Acquisition Company II, Ltd. (referred to as “Supernova Partners II”) and their respective expectations or predictions of future financial, business performance or conditions. Forward-looking statements are inherently subject to risks, uncertainties, and assumptions, and they are not guarantees of performance. You should not put undue reliance on these statements. You should understand that such forward-looking statements involve risks and uncertainties, including the items discussed under the risk factors beginning on slide 2 of the presentation. Such factors may be updated from time to time in Supernova Partners II’s filings with the SEC, which are available on the SEC website, and they may cause actual results or performance to differ materially from those indicated by such statements. Supernova Partners II and Rigetti are under no obligation, and expressly disclaim any obligation, to update, alter or otherwise revise any forward-looking statement whether as a result of new information, future events or otherwise, except as required by law.

Please refer to the disclaimers found on slide 2 of the investor presentation for additional information.

And now I’ll turn the call over to Michael Clifton, CFO of Supernova Partners. Michael?

Michael Clifton, Chief Financial Officer of Supernova Partners II

Good morning, I’m Michael Clifton with Supernova Partners, and welcome to an overview of the proposed merger between Rigetti Computing and Supernova Partners Acquisition Company II. We have a full presentation available on both the Supernova II and Rigetti websites, and today we’re going to cover some highlights as we move to slide 5.

My partners and I at Supernova are pleased to introduce public market investors to Rigetti. When we began the search for a merger partner for our second SPAC, we were focused on large addressable markets, differentiated technologies, and excellent management teams. Rigetti represents each of these characteristics and more, and we believe the partnership between Rigetti and Supernova has tremendous synergies.

Quantum represents a transformative paradigm shift in computing and is expected to be as important as mobile and cloud have been over the last two decades. Multiple industry participants project the market opportunity at $800 billion dollars or more annually across the quantum computing ecosystem. It’s an amazing and exciting technology and market opportunity.

There are different technological approaches to build a quantum computer. Amongst industry participants, a widely held belief is that superconducting quantum computers will be the winning technology. Extensive primary due diligence by our team indicates two conclusions: first, that superconducting quantum computers are the fastest, most scalable, most manufacturable, and most rapidly improving. Second, that Rigetti is a clear leader.

Additionally, we believe that Rigetti’s breakthrough multi-chip quantum processor architecture is a truly differentiated capability. This unique and patented chip architecture, combined with other advantages in its cloud and system technologies, should create the fastest path to commercial success.

From a technical perspective, the innovations that Chad and the full team of scientists, engineers, and software developers at Rigetti have delivered are remarkable. They’ve achieved many firsts in the industry and have over 100 awarded patents and applications. They are paired with a team of business leaders with the entrepreneurial and public company experience required to scale the business and build out a commercially successful enterprise. This is the right team to back.

As you can tell, we are very pleased to be partnering with Rigetti in this proposed merger.

Let me now quickly touch on the transaction specifics. The pre-money enterprise value for Rigetti is approximately $1.04 billion. Between the $345 million in the SPAC trust, subject to any shareholder redemptions, and more than $100 million in the fully committed PIPE and direct investments, we expect total proceeds of up to $458 million will be available to Rigetti, fully funding their current technology roadmap and business plans.

There are some great institutional investors in today’s announcement, including T. Rowe Price, Bessemer Venture Partners, and Franklin Templeton. And three new strategic partners – Ampere, Keysight, and Palantir — have also agreed to invest in Rigetti, and we expect to enter into a strategic partnership with each of them to collaborate on mutually beneficial opportunities. Moving to slide 7.

In a moment, I’m going to turn it over to Chad, and then Taryn, to share why the company was able to attract such a great group of investors.

But before I do that, let me introduce them. Chad’s a very accomplished physicist and entrepreneur. Not many people have both a PhD in applied physics from Yale and have also raised more than $200 million in venture capital. From being a key member of IBM’s early quantum effort, to the founding of Rigetti in 2013, to the company’s current position as a leader in the quantum computing industry with groundbreaking scaling technology, Chad’s been one of the most important thought leaders in the sector.

Taryn brings a strong background as a tech operator, including in public company settings. He’s been CEO of one public company and was EVP running half the business of another public company. He’s been an investor in Rigetti since inception and joined the company as COO three years ago to begin building the business side of Rigetti.

We are excited to be partnering with such talented executives for the next phase of Rigetti’s growth.

Let me now turn it over to Chad – the founder and CEO of Rigetti Computing.

Chad Rigetti, Chief Executive Officer of Rigetti Computing

Thank you Michael.

It’s an honor to be able to share what the team at Rigetti has accomplished and how these efforts have brought us to this point today —- where our goal of unlocking the power of quantum for high-impact computing is beginning to come true.

At Rigetti, our mission is to build the world’s most powerful computers, and use these machines to help solve humanity’s most important and pressing problems.

This is both my personal goal and the mission of the extraordinary team at Rigetti.

Every few decades, driven by fundamental innovation, computing tends to undergo a seismic shift that creates new winners, and new opportunities.

As slide 13 shows, we believe that Quantum computing is next; that it will drive disruptive change and create immense opportunities. We further believe that the impact will be very broad, across all industries and organizations that rely on advanced computing today.

Rigetti is bringing this technology to market through a combination of a near-term, and long-term strategy. Our long-term strategy centers on Quantum Cloud Services—our cloud platform to deliver the power of our machines to the world. We have been operating our quantum processors on the cloud since 2017. In the near term, and to accelerate the development of our QCS platform, we continue to forge deep partnerships with the leading organizations working on developing and applying quantum computing.

For example, Rigetti is working with customers and partners in the United States Department of Energy under a program that could help pave the way to a clean energy future. In the UK, we have partnered with Standard Chartered Bank and others to apply quantum to financial markets.

What makes the power of quantum possible?

As slide 14 illustrates, quantum computers process information in a fundamentally different way than their classical computing counterparts.

In contrast to traditional computers, Quantum computers encode information in qubits, which harness quantum mechanics to store exponentially more information than classical bits.

These properties imbue quantum computers with the ability to solve problems by evaluating solutions simultaneously, rather than sequentially.

Let me give you an example of the impact this can have in slide 15.

In many fields, such as drug development, the ability to model the physical properties of molecules and materials is a mission critical enabling capability.

But the complexity of these calculations often lay far beyond the capabilities of classical computers. As an example, exactly modeling a molecule of penicillin would likely require a traditional computer with more transistors than there are atoms in the visible universe.

By comparison, a relatively modest quantum computer, something well within reach in the coming years, should be able to accurately model this molecule, and potentially many other - yet undiscovered - drug candidates as well.

As slide 20 illustrates, we believe the economic opportunity around quantum computing is truly enormous. Because these machines promise to solve problems that are today out of reach of all other forms of computing, the market for quantum is projected to be much larger than the current entire cloud hardware and high-performance computing markets combined.

Now, among the biggest obstacles to delivering on this opportunity, are quantum computers with sufficient scale and speed that can functionally work in tandem with current machines to accelerate practical solutions. These three critical areas of scale, speed, and integration – are where Rigetti technology shines brightest.

Moving to slide 21

Now I’m going to tell you about our scalable chip technology. Before we dive in ...

On slide 22, there are multiple approaches being taken to building quantum processors, each based on various physical systems. Amongst these, systems built with superconductors, like Rigetti’s, offer the most qubits, the lowest error rates — and they are improving in scale and performance faster than competing approaches. Slide 24 shows our distinctive approach.

Now as I mentioned, building quantum computers with the scale and performance required to run practical workloads is one of the most important hurdles to broad commercialization.

To address this Rigetti has spent the last 6 years developing a proprietary scalable, modular chip architecture.

This innovative technology separates us from other superconducting and quantum efforts — allowing for shorter development cycles in subsequent chip generations.

Here’s how it works/ The typical approach to scaling is with single-chip processors. This involves re-designing each new chip generation by adding more components onto a single silicon die. This approach does work, but it requires exponentially improving component yields with each generation, making the process slow, less predictable, and expensive.

Now, in contrast, the Rigetti architecture uses patented multi-chip technology to build larger and larger processors based on a core quantum processor chip, shown here in teal. With this groundbreaking approach, multiple processor generations — with increasing scale and performance — can be built by assembling more core dies onto a larger carrier die, shown in grey. Critically, our technology enables all these core processors to function cohesively as a single, large quantum computer, without introducing network latency or other overheads.

And because the same components can be leveraged across multiple product generations, this approach unlocks accelerated, rapid scaling and it shortens the path to key business inflection points.

We believe the chip shown in slide 25 is a game-changing advance in quantum computer chip design. The approach and its constituent technologies are covered by more than 20 issued and pending patents.

In slide 26 we see how we plan to leverage this architecture in our product roadmap; starting with an 80 qubit system that we expect will be made available later this year; a 1,000 qubit system in 2024, and a 4,000 qubit system in 2026. We expect these machines to unlock the critical industry inflection points of narrow and then broad quantum advantage.

The photo on slide 27 shows “Fab-1” — our remarkable integrated quantum device manufacturing facility. It is one of the major reasons we have been able to innovate so rapidly over the past several years.

The combined capabilities within Fab-1 are distinctive to Rigetti. With this facility, we possess the means of production for our breakthrough chip architecture. It vastly reduces supply chain risk, while vertical integration from Chip manufacturing all the way through to Cloud delivery allows us to quickly iterate through technology and product development cycles.

On Slide 30, we illustrate why these advantages are so important:

As our technology advances and scales it can unlock significantly larger markets as it gains advantage over classical computing for an ever-growing breadth of use cases and applications.

This is a race we believe Rigetti is poised to win.

As we cover in slide 31, Rigetti’s core technology and capabilities are being validated through commercial relationships with leading organizations, teams that possess a deep understanding of specific industry problems and have the technical expertise within key disciplines to unlock quantum computing..

These partnerships and collaborations help Rigetti quickly build better quantum computers. It also sets us up to grow these commercial relationships with both government and enterprise customers for whom the ultimate power of quantum computing is a must-have capability.

We believe these partners are attracted to Rigetti due to the impressive scientific and engineering capabilities found across our team.

As shown in slide 32, with more than 100 patents and patent applications, it’s a company of prolific and visionary innovators.

Our intellectual property portfolio is both broad and deep, and the IP strategy is designed to protect core areas of our technology — from fabrication to quantum processors to algorithms and co-processing architectures.

All of the technologies I’ve covered come together to power our cloud platform — Rigetti Quantum Cloud Services, or QCS — show here on slide 35.

End-users access QCS directly or through distribution partners like Amazon Web Services or the Department of Energy’s high-performance computing labs.

This product delivery strategy sets up a very scalable and efficient business model that our Chief Operating Officer, Taryn Naidu, will take you through next.

Taryn Naidu, Chief Operating Officer of Rigetti Computing

Thanks, Chad. Turning to slide 37, you see how Rigetti’s technical advancements position us to become a fast growing and very profitable business.

Our technology progress drives revenue and profitability, as reaching Narrow – and then Broad Quantum advantage – are expected to unlock significant new markets. These industry inflection points have been validated in recent publications by both BCG and McKinsey.

We currently project that we will become EBITDA positive in 2025, a position that will be driven by our strong customer and unit economics, which I’ll now touch on in slide 38.

On the demand side of our business; our quantum cloud serves end-users in a direct model which we anticipate will be driven by a relatively small number of power users across both enterprises and government agencies.

We also reach many more end-users indirectly, through what we project will be a network of distributors including cloud service providers, like our relationship with Amazon Web Services today. The annual revenue per customer account in our long-term model is substantial, with associated low sales and marketing costs.

On the delivery side, we believe that we can leverage the incredible power of our quantum computers—meaning we can serve a large, global customer base with a small number of production systems.

To illustrate the leverage of our business model, we estimate that just 14 systems will support 2026 revenue of over $500 million – the footprint of these systems will fit in the size of a basketball court.

With the achievement of broad quantum advantage, we estimate annual revenue of $40 million per deployed quantum system. And let’s look at slide 39 to see what happens with the fully scaled systems depicted here in blue.

I want to take a moment to show you why we are so excited about our long- term financial opportunity.

For our 4,000 qubit system, we estimate it will cost just $34 million to build, and we expect this machine will be able to generate $190 million in revenue annually.

It’s easy to see how this becomes such an exciting business.

Moving on to slide 40, we show how the anticipated proceeds from the proposed merger are expected to fund the business to reach quantum advantage and profitability.

We intend to use these proceeds to accelerate the adoption of quantum through the development of multiple generations of our systems, while increasing investment in R&D, fabrication and customer engagements. We believe this will position us to generate positive free cash flow in 2026, when we can re-invest in new generations of our technology.

Let me turn it back to Chad and slide 42 for some closing comments.

Chad Rigetti, Chief Executive Officer of Rigetti Computing

Thanks Taryn.

Rigetti Computing is well positioned to create a world-changing company, one of great societal and economic importance.

In a relatively short period of time, we’ve invented and commercialized innovative technologies that we believe are fundamental to market and technical leadership.

We’re building on our momentum by forging deep partnerships with commercial and government entities committed to making quantum computing happen, and applying the technology to enormous impact.

The tantalizing opportunity of quantum is now within our grasp.

Through our partnership with the incredible team at Supernova, we are compounding our early success and broadening our capabilities.

Rigetti is entering the public markets with the right partnerships, the right technology, and the right team to deliver on our mission to build the world’s most powerful computers and help solve humanity’s most important and pressing problems.

In closing, I’d like to thank our investors who have been a driving force in this exciting journey.

For all other investors on the call, we invite you to join us